FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: December 17, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Semiannual Report for the six months ended September 30, 2003

2.

English summary and translation of Semiannual Report (“hanki-houkokusho”) for the six months ended September 30, 2003 filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

Company Profile

“To be a creative company that continues to grow” has been our mission since our founding in 1959, reflecting our unswerving commitment to shareholders. As we plan our future by “always seeking better ways,” continuous growth will remain a top priority.

By continuously pursuing excellence while adhering to universal principles, we will capitalize on our unique value system and technologies. We will lead the way to the value that rapidly changing markets demand. Not only will we create new technologies and new products, but entirely new markets. In so doing, we will generate new value from every company within our group worldwide.

We are concentrating our efforts on the telecommunications and information processing, environmental preservation, and quality-of-life markets.

It goes without saying that the fields of telecommunications and information processing will play a major role in the “Ubiquitous Network Age.” Due to our early awareness of this trend, we have already acquired leading technologies and expertise in this area. More than 80% of our revenue is derived from products and services within the Information Technology (IT) industries. We offer a wide variety of tools to support continued development in this area — ranging from fine ceramic components to electronic devices, equipment, services and networks.

From a mid- to long-term perspective, we believe that robust markets will also develop for environmental preservation technologies — which focus on promoting conservation and reducing environmental burdens through such products as solar cells and modules, photovoltaic generating systems and cartridge-free document solutions equipment. We anticipate further growth for quality-of-life applications as well, which enrich the human experience through better health, safety, convenience and enjoyment. We will strive to cultivate these fields and serve them through business operations that consistently create new value.

In this manner, we will strive for mid- to long-term growth — meeting shareholder expectations and earning society’s trust as “The Company” that creates new value on a global scale.

Forward-Looking Statements

Certain of the statements made in this semiannual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on the current assumptions and beliefs of Kyocera in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in Kyocera’s markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which Kyocera makes significant sales; Kyocera’s ability to launch innovative products and otherwise meet the advancing technical requirements of Kyocera’s customers, particularly in the highly competitive markets for ceramics, semiconductor parts, and electronic components; and the extent and pace of future growth or contraction in IT-related markets around the world, including those for communications and personal computers (PCs). Such risks, uncertainties and other factors may cause Kyocera’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Kyocera undertakes no obligation to publicly update any forward-looking statements included in this semiannual report.

Financial Highlights

	(Yen in millions and U.S. dollars in thousands,
	except per share amounts – Note 1)
	Six months ended September 30
	2002	2003	2003
Net sales	¥517,003	¥518,378	$4,670,072
Net income	17,127	15,754	141,928

Earnings per share:
Basic	¥91.25	¥84.79	$0.76
Diluted	91.21	84.79	0.76

Cash dividends declared per share:
Per share of common stock	¥30.00	¥30.00	$0.27

Total assets	¥1,639,928	¥1,771,550	$15,959,910
Stockholders’ equity	1,013,188	1,092,402	9,841,460

Depreciation	¥31,328	¥28,933	$260,658
Capital expenditures	19,191	27,458	247,369

To Our Shareholders

First-Half review

In the six months ended September 30, 2003 (the first half), consolidated net sales increased slightly on a year-on-year basis as higher revenues posted by the Electronic Device Group and Others operating segments helped to offset declining sales from the Equipment Group operations (telecommunications equipment and optical instruments). Net sales increased by 0.3% to ¥518,378 million ($4,670 million). Other factors contributing to net sales included the consolidation of Kinseki, Limited (Kinseki), which became a wholly owned subsidiary in August 2003, and a full six-month sales contribution from Kyocera Chemical Corporation (KCC), which became a wholly owned subsidiary in August 2002.

As part of its efforts to raise profitability as swiftly as possible, AVX Corporation (AVX), a U.S. subsidiary, posted a one-off accounting charge of $88 million in relation to a write-down of tantalum materials and the future portion of a corresponding long-term purchase contract. As a result of this, and a reduction in profits due to lower revenues at the Equipment Group, profit from operations decreased by 39.0% to ¥22,554 million ($203 million). Income before income taxes decreased by 25.2% to ¥25,127 million ($226 million), while net income decreased by 8.0% to ¥15,754 million ($142 million).

Second-Half Outlook

Economic conditions in the second half remain uncertain. Market conditions in Europe and the United States give little indication of an imminent, full-fledged recovery. Although we anticipate that capital expenditures will continue to expand gradually in Japan, concerns exist over the possible negative effects of Japanese yen’s appreciation on corporate earnings, as well as consumer spending.

The electronics industry forecasts rising demand for a variety of products, including color LCDs (Liquid Crystal Displays), camera-equipped mobile phones, computer equipment and other digital consumer electronic goods. Industry-wide production of electronic equipment is projected to recover.

Based on these trends, we aim to expand sales and profits in the second half, particularly in the Equipment Group, through aggressive marketing of new products developed during the first half. In addition, we will pursue greater operational synergies between existing divisions and new Kyocera Group companies — specifically, Kinseki and Kyocera SLC Technologies Corporation (KST) — to strengthen our competitiveness in all operational areas. We also plan to improve profitability through further structural management reforms, which aim to create an optimized our operational structure in the areas of development, production and sales.

Kazuo Inamori	Kensuke Itoh	Yasuo Nishiguchi
Chairman Emeritus	Chairman	President

Pushing Ahead with “High-Value-Added Diversification”

Our goal is to generate continuous growth during the coming years and decades through a fundamental strategy of high-value-added diversification, designed to generate higher sales and profits in both the components and equipment businesses.

Technological expertise is the key requirement for developing successful and diversified businesses. We aim to diversify and expand commercial applications for our products by developing highly advanced and specialized technologies. To achieve such value-added diversification, we are developing solutions for the various market opportunities that rapid social change creates. With these strategies, we hope to diversify our business to an extent where we will generate stable consolidated growth, even during challenging market conditions.

To remain highly competitive in the components and equipment markets, we will bolster technological expertise. By integrating our internal expertise with external resources, we plan to create new technologies, products and markets ahead of our rivals, thereby establishing ourselves in a leading position across a wide range of markets.

A specific example of this strategy is provided by Kyocera Mita Corporation (KMC), which became a subsidiary in April 2000. Since the integration of our document solutions business, KMC has increased its market competitiveness and achieved substantial growth. In the six-month period under review, KMC posted healthy year-on-year increases in sales and profits.

Another significant move during the first half was the conversion of our affiliate, Kinseki, into a wholly owned subsidiary in the quarts crystal products field. To maximize operational synergies with Kinseki, we plan to integrate its sales division into Kyocera Corporation in April 2004. The simultaneous transfer of Kyocera Corporation’s quartz crystal products manufacturing and R&D divisions to Kinseki will complete this reorganization, laying the foundation for a highly profitable quartz crystal products business. We expect margins to improve as we work to establish our position as a market leader within this sector.

During the first half, we also established KST as a new subsidiary in the organic circuit board market. KST’s business is based on its laminated, high-density printed circuit board operations in Yasu, Shiga Prefecture, formerly owned by IBM Japan, Ltd. A planned reorganization will enhance operational synergies between KST and Kyocera Corporation’s organic package business. By boosting competitiveness, we aim to make ourselves a leading force in advanced organic packages and circuit board-related technologies.

We will continue to improve our competitiveness company-wide, fostering growth at a consolidated level. We also plan to continue investing in the necessary and strategic businesses that make this possible.

In addition to increasing shareholder value, our important goal is to set global standards in the field of corporate ethics. We believe that the fundamental basis for corporate governance lies in the sense of morality shared by all managers and employees. In establishing systems of corporate governance, we view the objective as one of generating sustained growth in shareholder value over the long term by placing due importance on the interests of all stakeholders in the business.

We will continue to build a business capable of generating consistent growth throughout the 21st century by pursuing the initiatives described above. We ask our shareholders and other stakeholders for their continued support and understanding as we do so.

December 2003

Kazuo Inamori	Kensuke Itoh	Yasuo Nishiguchi
Chairman Emeritus	Chairman	President

Review of Operations

Fine Ceramics Group

First-Half Review

Particularly in this first half, the negative impact of SARS (Severe Acute Respiratory Syndrome) depressed electronic equipment production within the Asian market, notably in China, leading to a decline in our sales of SMD packages for mobile phone compared with the previous first half. However, sales of residential and industrial photovoltaic solar generating systems and cutting tools, stemming from new product releases and our successful market development efforts, achieved healthy growth. As a result, overall segment net sales increased by 0.3% compared with the previous first half to ¥119,399 million ($1,076 million).

Improved manufacturing productivity and increased production levels at facilities in China contributed to higher profits, particularly in the areas of semiconductor parts, solar systems and cutting tools. Segment operating profit improved by 33.7% compared with the previous first half to ¥11,322 million ($102 million).

Business Outlook

There is no significant recovery projected in the optical communications market during the second half. However we anticipate some positive factors in this segment, such as increased replacement demand for PCs, rising demand for mobile phone in China, and demand for color-screen and camera-equipped handsets in the U.S. and Europe. We expect increased mobile phone production ahead of the key Christmas season and anticipate higher demand for packages for CCD (Charge-Coupled Devices) and CMOS (Complementary Metal Oxide Semiconductor) devices used in camera-equipped mobile phone as well as SMD packages. We expect a recovery to take hold in the semiconductor production equipment industry in the second half, as well as continuing healthy demand from the LCD production equipment industry, which should lead to growth in demand for our ceramic components.

One of our goals is to obtain more market share in areas of comparative strength. To achieve this, we will seek to expand the markets for our main products such as sapphire substrates, which are used in LCD projectors, based on the superior thermal conductivity characteristics of our ceramic components. We also plan to produce solar modules in China and increase production capacity for solar cells in Japan during the second half, striving to improve profitability by reducing manufacturing costs.

In the mid-and long-term range, we expect components demand to rise along with demand for car navigation systems, intelligent transport systems (primarily in Japan), automotive safety and environmental applications. We intend to focus on developing ceramic packages and other ceramic components for various automobile-related applications by integrating our group resources.

Electronic Device Group

First-Half Review

The SARS epidemic resulted in sluggish production of mobile phone and other electronic equipment in the Asian region, notably in China. It also had a significant impact on demand for timing devices such as temperature-compensated crystal oscillators (TCXOs) and ceramic chip capacitors at the beginning of the first half. Strong growth in sales of thin-film products such as thermal printheads and LCDs helped to offset such negative effects, as did a higher sales contribution from Kinseki. As a result, total segment net sales increased by 3.7% to ¥119,787 million ($1,079 million).

We recognized one-off charges of $88 million resulting from the write-down of current and future inventories of tantalum materials at AVX, as well as charges from the integration of ceramic capacitor production facilities in Japan. In addition, price erosion continued. Segment operating profit declined steeply, to ¥(6,392) million ($(58) million).

Business Outlook

We anticipate that the widespread availability of new, high-performance mobile phones with color LCD screens and built-in cameras will stimulate consumers to replace current handsets, thereby boosting global handset demand. We also expect a recovery in PC-related markets, higher growth in the digital home appliances market, and Christmas-season demand increase from electronic equipment manufacturers - all of which should generate increased sales of miniaturized, high-performance components.

We are aggressively seeking to raise sales through the introduction of high-value-added products, including small, high capacitance capacitors; large, ultra-high capacitance capacitors; small, low profile voltage-controlled oscillators (VCOs); and antenna switch modules (ASMs). We plan to increase sales of TCXOs and other crystal components through enhanced product development and greater operational synergies with Kinseki to secure our position as a market leader in this sector. We will also strive to further expand production in China to enhance price competitiveness. We will simultaneously pursue comprehensive cost-reduction measures within our network of manufacturing facilities in Japan.

The most imperative issue in this segment is the immediate restoration of profitability within capacitor operations. We are working to raise manufacturing productivity through the introduction of advanced technologies for higher lamination, thinner layers and faster processing. We are building new production, sales and R&D systems to maximize operational synergies with AVX. Through effective use of combined group resources, we aim to raise productivity, strengthen product development processes, and improve production of high-value-added items, thereby establishing a highly profitable Electronic Device Group.

Equipment Group

First-Half Review

Reduced net sales of telecommunications equipment and optical instruments offset an increase in net sales of information equipment during the first half. Overall segment net sales decreased by 3.8% compared with the previous first half to ¥241,372 million ($2,175 million), while segment operating profit decreased by 39.7% compared with the previous first half to ¥10,274 million ($93 million).

Despite the negative impact of SARS, sales of PHS-related products were flat, compared with the previous first half due to successful customer development and new product introductions. Sales of CDMA cellular phones in China stalled due to the negative impact of SARS and depressed market conditions arising from excess inventories, while sales of CDMA 2000 1x cellular phones in Japan remained consistent.

Sales of optical instruments declined compared with the previous first half, due mainly to decreasing sales of film cameras related to a sharp market contraction. Sales of digital cameras grew despite a delayed release of new high-pixel digital cameras models, but could not be offset the decrease.

In the information equipment business, KMC products garnered increased market acclaim, which translated into brisk growth in sales of high-value-added digital MFPs. In addition, manufacturing costs were reduced following the move to integrated production of printers and copiers in China, combined with bulk component purchasing and increased use of common engines. As a result, both sales and profits increased compared with the previous first half.

Business Outlook

We will pursue synergies among companies within our group to achieve higher profits by continuing to optimize development and mass-production activities across our global network of manufacturing facilities.

We commenced cellular-phones production in Mexico during this first half, as a supplement to our existing production network in Japan, South Korea, China and the U.S.. The Mexico facility will produce cellular-phones handsets mainly for the North American market, and we expect it to contribute to further cost reductions. By upgrading our development and quality control systems in the U.S. in close cooperation with Japan, we are striving to reduce development cycle times significantly. We will also expand sales and profits in the second half by supplying cellular phones and producing base stations for the new CDMA2000 1xEV-DO service that is due to begin in Japan in November 2003.

We plan to increase sales by introducing PHS-phones with advanced functions such as browser terminals developed during the first half for markets outside Japan. Another development scheduled for the second half is the rollout of a new high-speed internet wireless system in Australia, which promises opportunities both to supply new products and to further develop our wireless local loop (WLL) systems market.

Regarding the optical instruments business, we intend to develop our digital camera line and boost profits through the timely introduction of new models. We are also focusing on expanding sales of camera modules for cellular phones.

In the information equipment business, we are striving to increase net sales through new products. Concretely, we plan to expand sales of color tandem printers, monochrome printers with an improved competitive edge, and digital MFPs including low-speed models. Standardized engines and parts for the printers and digital MFPs will allow us to reduce production costs and improve price competitiveness.

Others

First-Half Review

Segment net sales increased by 22.2% compared with the previous first half to ¥46,181 million ($416 million), while segment operating profit increased by 49.4% to ¥4,805 million ($43 million). Much of this increase came from KCC, which became a wholly owned subsidiary in August 2002 and thus made a full six-month contribution to net sales for the first time during this first half. In addition, Kyocera Communication Systems Co., Ltd. (KCCS) generated higher profits from its telecommunications engineering operations, which include the construction of base stations for mobile communications systems.

Business Outlook

The priority focus in this segment remains to expand profits both at KCC and KCCS.

KCC will expand profits and develop new value-added materials through operational synergies with the Fine Ceramics and Electronic Device Groups. By developing innovative organic-chemical material technologies for use in electronic equipment, KCC aims to help protect the environment and improves the quality of life.

KCCS will expand its mobile-phone content distribution business both in Japan and other markets, primarily targeting Southeast Asia. In anticipation of rising demand for telecommunication services as the “Ubiquitous Network Era” begins, KCCS is also enhancing its integrated IT solutions operations, which include network services, security systems and systems integration.

Financial Section

Contents

11	Consolidated Balance Sheets

13	Consolidated Statements of Income and Retained Earnings

14	Consolidated Statements of Cash Flows

15	Notes to The Consolidated Financial Statements

Consolidated Balance Sheets

March 31, and September 30, 2003

Kyocera Corporation and Consolidated Subsidiaries

	March 31, 2003	September 30, 2003	September 30, 2003
		(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥298,310	¥299,160	$2,695,135
Restricted cash	56,368	54,121	487,577
Short-term investments	14,651	10,321	92,982
Trade receivables:
Notes	35,446	30,753	277,054
Accounts	179,750	179,047	1,613,036
Short-term finance receivables	31,254	71,195	641,396

	246,450	280,995	2,531,486
Less allowances for doubtful accounts and sales returns	(7,703)	(7,399)	(66,657)

	238,747	273,596	2,464,829
Inventories	183,156	192,600	1,735,135
Deferred income taxes	52,136	52,469	472,693
Other current assets	19,054	28,536	257,081

Total current assets	862,422	910,803	8,205,432

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	24,398	21,387	192,676
Securities and other investments	308,137	425,733	3,835,432

	332,535	447,120	4,028,108
Long-term finance receivables	125,728	90,034	811,117
Property, plant and equipment, at cost:
Land	53,973	55,625	501,126
Buildings	203,387	214,532	1,932,721
Machinery and equipment	587,076	616,865	5,557,342
Construction in progress	5,483	6,723	60,568

	849,919	893,745	8,051,757
Less accumulated depreciation	(600,414)	(636,732)	(5,736,325)

	249,505	257,013	2,315,432
Goodwill	25,703	24,587	221,505
Intangible assets	15,068	17,076	153,838
Other assets	24,053	24,917	224,478

	¥1,635,014	¥1,771,550	$15,959,910

The accompanying notes are an integral part of these financial statements.

	(Yen in millions and U.S. dollars in thousands,
	except per share amounts – Note 1)
	March 31, 2003	September 30, 2003	September 30, 2003
		(Unaudited)	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities:
Short-term borrowings	¥107,886	¥115,408	$1,039,711
Current portion of long-term debt	30,198	55,258	497,820
Notes and accounts payable:
Trade	98,105	98,875	890,766
Other	28,428	33,065	297,883
Accrued liabilities:
Payroll and bonus	33,059	33,633	303,000
Income taxes	28,060	19,753	177,955
Litigation expenses	41,862	39,495	355,811
Other	23,387	25,058	225,748
Other current liabilities	14,589	13,422	120,919

Total current liabilities	405,574	433,967	3,909,613

Long-term debt	60,736	27,117	244,297
Accrued pension and severance costs	74,906	78,685	708,874
Deferred income taxes	22,879	77,267	696,099
Other non-current liabilities	5,859	7,055	63,558

Total liabilities	569,954	624,091	5,622,441

Minority interests in subsidiaries	61,560	55,057	496,009

Stockholders’ equity:
Common stock:
Authorized – 600,000 thousand shares Issued – 191,309 thousand shares	115,703	115,703	1,042,369
Additional paid-in capital	167,675	162,068	1,460,072
Retained earnings	828,350	838,555	7,554,550
Accumulated other comprehensive income	(56,194)	7,443	67,054
Common stock in treasury stock, at cost:
March 31, 2003 - 6,345 thousand shares September 30, 2003 - 3,827 thousand shares	(52,034)	(31,367)	(282,585)

Total stockholders’ equity	1,003,500	1,092,402	9,841,460

	¥1,635,014	¥1,771,550	$15,959,910

Consolidated Statements of Income and Retained Earnings (Unaudited)

for the six months ended September 30, 2002 and 2003

Kyocera Corporation and Consolidated Subsidiaries

	(Yen in millions and U.S. dollars in thousands, except per share amounts – Note 1)
	2002	2003	2003
Net sales	¥517,003	¥518,378	$4,670,072
Cost of sales	391,425	397,654	3,582,468

Gross profit	125,578	120,724	1,087,604
Selling, general and administrative expenses	88,631	98,170	884,415

Profit from operations	36,947	22,554	203,189
Other income (expenses):
Interest and dividend income	2,740	2,419	21,793
Interest expense	(763)	(701)	(6,315)
Foreign currency transaction losses, net	(6,326)	(1,621)	(14,604)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,175	1,729	15,577
Losses on devaluation of investment securities	(347)	(105)	(946)
Other, net	167	852	7,675

	(3,354)	2,573	23,180

Income before income taxes, minority interests and cumulative effect of change in accounting principle	33,593	25,127	226,369
Income taxes	14,080	12,749	114,855

Income before minority interests and cumulative effect of change in accounting principle	19,513	12,378	111,514
Minority interests	(130)	3,376	30,414

Income before cumulative effect of change in accounting principle	19,383	15,754	141,928
Cumulative effect of change in accounting principle-net of taxes	(2,256)	—	—

Net income	17,127	15,754	141,928

Retained earnings:
At beginning of period	798,407	828,350	7,462,613
Cash dividends	(5,671)	(5,549)	(49,991)

At end of period	¥809,863	¥838,555	$7,554,550

Earnings per share:
Income before cumulative effect of change in accounting principle:
Basic	¥103.27	¥84.79	$0.76
Diluted	103.22	84.79	0.76
Net income:
Basic	¥91.25	¥84.79	$0.76
Diluted	91.21	84.79	0.76
Weighted average number of shares of common stock outstanding (thousands of shares) :
Basic	187,694	185,803
Diluted	187,780	185,803

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

for the six months ended September 30, 2002 and 2003

Kyocera Corporation and Consolidated Subsidiaries

	(Yen in millions and U.S. dollars in thousands,
	except per share amounts – Note 1)
	2002	2003	2003
Cash flows from operating activities:
Net income	¥17,127	¥15,754	$141,928
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,133	33,667	303,306
Provision for doubtful accounts	(687)	402	3,622
Losses on inventories	3,384	9,338	84,126
Deferred income taxes	(1,259)	(5,334)	(48,054)
Minority interests	130	(3,376)	(30,414)
Equity in earnings of affiliates and unconsolidated subsidiaries	(1,175)	(1,729)	(15,577)
Losses on devaluation of investment securities	347	105	946
Cumulative effect of change in accounting principle	2,256	—	—
Foreign currency adjustments	6,052	1,308	11,784
Change in assets and liabilities:
Decrease in receivables	4,964	2,296	20,685
Decrease (increase) in inventories	10,288	(22,059)	(198,730)
Decrease (increase) in other current assets	1,421	(4,815)	(43,378)
Increase in notes and accounts payable	8,459	5,626	50,685
Decrease in accrued income taxes	(3,973)	(8,616)	(77,622)
Increase in other current liabilities	9,315	2,310	20,811
Increase in other non-current liabilities	803	2,930	26,396
Other, net	957	703	6,333

Total adjustments	76,415	12,756	114,919

Net cash provided by operating activities	93,542	28,510	256,847

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(32)	(8,590)	(77,387)
Payments for purchases of held-to-maturity securities	(22,280)	(14,042)	(126,504)
Payments for purchases of investments and advances	(542)	(606)	(5,459)
Sales and maturities of available-for-sale securities	5,400	12,681	114,243
Maturities of held-to-maturity securities	12,060	29,677	267,360
Payments for purchases of property, plant and equipment	(20,379)	(24,013)	(216,333)
Proceeds from sales of property, plant and equipment	977	1,123	10,117
Payments for purchases of intangible assets	(3,566)	(5,115)	(46,081)
Acquisitions of businesses, net of cash acquired	4,058	5,135	46,261
Restricted cash	(1,476)	(1,994)	(17,964)
Other, net	983	581	5,234

Net cash used in investing activities	(24,797)	(5,163)	(46,513)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(3,898)	6,701	60,369
Proceeds from issuance of long-term debt	894	1,168	10,522
Payments of long-term debt	(13,241)	(18,361)	(165,414)
Dividends paid	(6,269)	(6,114)	(55,081)
Purchase of treasury stock	(41,535)	(49)	(441)
Other, net	821	543	4,892

Net cash used in financing activities	(63,228)	(16,112)	(145,153)

Effect of exchange rate changes on cash and cash equivalents	(8,318)	(6,385)	(57,523)

Net (decrease) increase in cash and cash equivalents	(2,801)	850	7,658
Cash and cash equivalents at beginning of period	280,899	298,310	2,687,477

Cash and cash equivalents at end of period	¥278,098	¥299,160	$2,695,135

The accompanying notes are an integral part of these financial statements.

Notes to The Consolidated Financial Statements (Unaudited)

1. Presentation of Certain Information:

The consolidated financial statements presented herein are expressed in Japanese yen, and, solely for the convenience of the readers, have been translated into U.S. dollars at September 30, 2003 and for the six months then ended at the rate of ¥111=US$1, the rate prevailing on September 30, 2003. This translation should not be construed as a representation that the yen amounts shown could be converted into U.S. dollars at ¥111=US$1 or at any other rate.

In these Notes to the consolidated financial statements, a reference to “The company” is to Kyocera Corporation and its consolidated subsidiaries, and Japanese yen amounts and U.S. dollars amounts without any units, such as “¥10 ($1,000)”, are in millions for Japanese Yen and in thousands for U.S. dollars unless otherwise indicated and except for per share amounts and exchange rates.

2. Supplemental Cash Flow Information:

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions		U.S. dollars in thousands
	2002	2003	2003
Cash paid during the period for:
Interest	¥1,755	¥1,632	$14,703
Income taxes	19,312	26,699	240,532
Acquisitions of businesses:
Fair value of assets acquired	¥32,015	¥47,510	$428,018
Fair value of liabilities assumed	(22,584)	(19,086)	(171,946)
Investments accounted for by the equity method	—	(4,600)	(41,441)
Stock issuance for acquisition	(9,381)	(15,132)	(136,324)
Cash acquired	(4,108)	(13,827)	(124,568)

	¥(4,058)	¥(5,135)	$(46,261)

3. Reporting Comprehensive Income:

Kyocera has adopted Statement of Financial Accounting Standards Board (SFAS) No.130, “Reporting Comprehensive Income.” Comprehensive income is defined as total changes in stockholders’ equity except for capital transactions.

Comprehensive income for the six months ended September 30, 2002 and 2003 were ¥11,454 and ¥79,391 ($715,234), respectively.

Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2003	September 30, 2003	September 30, 2003
Net unrealized (losses) gains on securities	¥(29,955)	¥48,024	$432,649
Net unrealized losses on derivative instruments	(331)	(203)	(1,829)
Minimum pension liability adjustments	(10,931)	(10,931)	(98,478)
Foreign currency translation adjustments	(14,977)	(29,447)	(265,288)

	¥(56,194)	¥7,443	$67,054

4. Investments in Kinseki, Limited and Kyocera SLC Technologies Corporation:

On May 21, 2003, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through stock swap, and entered into stock swap agreement, which provides the ratio of allocation would be 0.1 shares of Kyocera Corporation to one Kinseki, Limited share. Subsequently the agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the stock swap was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders. Operating results of Kinseki, Limited and its subsidiaries (Kinseki) until the date of stock swap were included as equity in earnings of affiliates, and those from the date of the stock swap were included as consolidated subsidiaries in Kyocera’s consolidated results of operations.

On August 1, 2003, the estimated fair value of net assets for Kinseki was ¥31,916 ($287,532), and it was larger than the purchase price of ¥19,759 ($178,009), which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date Kyocera Corporation and Kinseki, Limited reached an agreement on the stock swap. The excess of the fair value of net assets over the purchase price was ¥12,157 ($109,523), which resulted in a write down of non-current assets to the extent of the excess of the fair value over the cost.

On June 30, 2003, Kyocera Corporation and IBM Japan, Ltd. have reached an agreement for the transfer from IBM Japan Ltd. to Kyocera Corporation of the SLC (Surface Laminar Circuitry: laminated high-density printed circuit board) business of Yasu Site of IBM Japan Ltd., and have executed a business transfer agreement. Kyocera Corporation has incorporated a new, successor company “Kyocera SLC Technologies Corporation” on August 12, 2003 and have undertaken the operation on September 1, 2003.

5. Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets.”

Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 of unamortized deferred credit related to an excess over cost arising from its investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle in the previous first half.

Upon adoption of SFAS No. 142, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements in the previous first half. The impairment loss of ¥3,175 has been recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets.

6. Legal Proceeding:

The following are material pending, concluded and settled legal proceedings (other than routine litigation incidental to the business) to which Kyocera Corporation or any of its subsidiaries is a party or to which any of their property is subject.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately ¥28,527 ($257,000), including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of the arbitration award. On January 9, 1996, Kyocera Corporation appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties’ arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.

On April 4, 2000, the District Court issued an order confirming the arbitrators’ conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators’ findings of facts and conclusions of law, except for one important finding of fact about LTC’s profitability in the second quarter of 1987. The Court ruled that the arbitrators’ finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court’s March 6, 2001 order includes the confirmation of the Arbitrators’ award of damages. On April 3, 2001, Kyocera Corporation filed its Notices of Appeal of the District Court’s orders confirming the arbitral award.

On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by Kyocera Corporation to LTC and PBTC in an aggregate amount of ¥47,478 ($427,728) plus prejudgment and postjudgment interest. On May 25, Kyocera Corporation filed Notices of Appeal of the judgment.

On June 21, 2001, the District Court entered an order awarding LTC and PBTC attorneys’ fees and disbursements. On July 5, 2001, Kyocera Corporation filed Notices of Appeal of that order. Kyocera Corporation’s appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001.

Kyocera Corporation filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. The Ninth Circuit Court of Appeals issued panel decision on July 23, 2002, affirming the District Court’s judgment and award in its entirety. According to the judgment, Kyocera Corporation’s compensation to be paid was approximately ¥50,283 ($453,000), inclusive of prejudgment and postjudgment interest. Kyocera Corporation filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On December 17, 2002, the Ninth Circuit Court of Appeals entered an order granting Kyocera Corporation’s petition for en banc review, and withdrawing the July 23 panel decision.

On August 29, 2003, an en banc panel of the Ninth Circuit Court of Appeals issued a decision that overruled the Court of Appeals panel decision of December 9, 1997. The en banc panel decision concluded that the judicial review provision of the parties’ arbitration agreement was unenforceable, and reinstated the December 11, 1995 order of the District Court that granted the motion of LTC and PBTC to confirm the award. The August 29, 2003 decision vacated all district court judgments previously entered in the case, and created uncertainty as to the rate or rates of interest applicable to Kyocera Corporation’s liability on the arbitration awards, should those awards be finally confirmed in United States courts.

On October 17, 2003, Kyocera Corporation filed with the United States District Court for the Northern District of California a request to deposit with the District Court up to ¥48,285 ($435,000). Kyocera Corporation contended in its request to the Court that such a deposit should stop the accrual of further interest on Kyocera Corporation’s liability while Kyocera Corporation sought relief from the decision of the Ninth Circuit in the Supreme Court of the United States. The District Court has not yet ruled on Kyocera Corporation’s request.

On November 21, 2003, Kyocera Corporation filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce, pursuant to the arbitration agreement found in the Definitive Agreement entered into between Kyocera Corporation, PBTC, LTC, and others. Kyocera Corporation’s request for arbitration seeks an award of damages resulting from PBTC’s and LTC’s repudiation of those provisions of the Definitive Agreement providing for expanded judicial review of any arbitration award. Kyocera Corporation also seeks an indemnity from PBTC and LTC in respect of any amounts Kyocera Corporation is ultimately required to pay as a consequence of PBTC’s and LTC’s repudiation of the arbitration agreement.

On November 26, 2003, Kyocera Corporation filed a petition for a writ of certiorari in the Supreme Court of the United States. Kyocera Corporation’s petition for certiorari asks the Supreme Court to hear Kyocera Corporation’s appeal of the August 29, 2003 decision of the en banc panel of the Ninth Circuit Court of Appeals. If the Supreme Court grants the petition for certiorari, a schedule will be set for the parties to submit briefs, and for oral argument before the Supreme Court.

If Kyocera Corporation is ultimately unsuccessful in reversing any aspect of the current adverse judgment, Kyocera Corporation may be required to pay damages, inclusive of costs and interest as of September 30, 2003, ranging from approximately ¥48,507 ($437,000) to ¥55,167 ($497,000). The determination of Kyocera Corporation’s actual liability within this range depends upon resolution of interest rate issues that the en banc court remanded to a three judge panel of the Ninth Circuit.

Kyocera Corporation owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from Kyocera Corporation will be ultimately reimbursed to Kyocera Corporation. Taking into account this equity interest, Kyocera Corporation has set aside accrued litigation expenses of ¥39,495 ($355,811) at September 30, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, Kyocera Corporation believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial condition in fiscal 2004.

In connection with this litigation, in 1995 Kyocera Corporation purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, Kyocera Corporation deposited ¥54,121 ($487,577) in cash on hand restricted for use at September 30, 2003.

Kyocera is involved in litigation, and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

7. Segment Reporting:

Kyocera adopts SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information.”

Kyocera’s business is operated by the following four operating segments, “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group,” and “Others.” Fine Ceramics Group contains fine ceramic parts, semiconductor parts, cutting tools, jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic Device Group contains electronic components and thin-film products. Equipment Group consists of telecommunications equipment, information equipment and optical instruments. Others segment consist of telecommunications network systems, electric insulators, financial services such as leasing, credit financing, office rental services, and other services.

Intersegment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes, minority interests and cumulative effect of change in accounting principle.

Sales to KDDI and its subsidiaries, which is mainly included in Equipment Group, for the six months ended September 30, 2002 and 2003 comprised of approximately 9.8% and 10.3% of consolidated net sales, respectively.

Information by operating segments for the six months ended September 30, 2002 and 2003 is summarized as follows:

	Yen in millions		U.S. dollars in thousands
	2002	2003	2003
Operating segments
Net sales:
Fine Ceramics Group	¥119,077	¥119,399	$1,075,667
Electronic Device Group	115,491	119,787	1,079,162
Equipment Group	250,862	241,372	2,174,522
Others	37,785	46,181	416,045
Adjustments and eliminations	(6,212)	(8,361)	(75,324)

	¥517,003	¥518,378	$4,670,072

Operating profit:
Fine Ceramics Group	¥8,471	¥11,322	$102,000
Electronic Device Group	5,974	(6,392)	(57,586)
Equipment Group	17,028	10,274	92,559
Others	3,216	4,805	43,288

	34,689	20,009	180,261
Corporate	(2,467)	2,960	26,667
Equity in earnings of affiliates and unconsolidated subsidiaries	1,175	1,729	15,577
Adjustments and eliminations	196	429	3,864

Income before income taxes	¥33,593	¥25,127	$226,369

Geographic segments
Net sales:
Japan	¥194,708	¥211,276	$1,903,387
United States of America	150,977	114,335	1,030,045
Asia	80,685	90,122	811,910
Europe	68,161	73,472	661,910
Others	22,472	29,173	262,820

	¥517,003	¥518,378	$4,670,072

8. Subsequent Events:

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law,” on December 16, 2002, Kyocera Corporation was approved by the Ministry of the Health, Labor and Welfare in Japan for the exemption from the obligation for benefits related to future employee service under the substitutional portion. On December 1, 2003, Kyocera Corporation was granted final approval for separation of the remaining substitutional portion (that amount earned by past services). Kyocera Corporation is currently taking a procedure of transferring to the government the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of its pension fund. Certain domestic subsidiaries will also go through the same procedure as Kyocera Corporation after obtaining the approval by the government for separation of the remaining substitutional portion. Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. Kyocera is currently assessing its impact on Kyocera’s operating result, however, Kyocera has not yet been informed the dates of the completion by the government.

Kyocera Chemical Corporation (formerly Toshiba Chemical Corporation) offered its withdrawal from Toshiba Employee Pension Funds and its impact on Kyocera’s operating result is currently being assessed.

Investor Information

CORPORATE HEADQUARTERS

Kyocera Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: (075) 604-3500

Facsimile: (075) 604-3501

www.kyocera.co.jp / global.kyocera.com

REGIONAL HEADQUARTERS

Kyocera International, Inc.

8611 Balboa Avenue,

San Diego, CA 92123, U.S.A.

Phone: (858) 576-2600

Facsimile: (858) 492-1456

www.kyocera.com

TRANSFER AGENT FOR COMMON STOCK

Daiko Shoken Business Co., Ltd.

4-6, Kitahama 2-chome,

Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY

Citibank, N.A.

111 Wall Street, 5th Floor,

New York, NY 10043, U.S.A.

ANNUAL MEETING

The annual meeting of shareholders of Kyocera Corporation is normally held in June each year in Kyoto, Japan. In addition, Kyocera Corporation may hold a special meeting of shareholders whenever necessary by giving at least two weeks advance notice to shareholders.

STOCK EXCHANGE LISTINGS

Tokyo and Osaka stock exchanges

New York Stock Exchange

Symbol: KYO

NUMBER OF SHAREHOLDERS

94,788

(As of September 30, 2003)

INVESTOR RELATIONS

Kyocera Corporation

Investor Relations Department

Corporate Finance Division

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: (075) 604-3556

Facsimile: (075) 604-3557

www.kyocera.co.jp / global.kyocera.com

The “Investors relations” section of our Web site includes regularly updated information, including annual report and financial overviews.

December 17, 2003

English summary and translation of Semiannual Report (“hanki-houkokusho”)

for the six months ended September 30, 2003

On December 17, 2003, Kyocera Corporation files its Semiannual Report (“hanki-houkokusho”) for the six months ended September 30, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English summary and translation of Semiannual Report (“hanki-houkokusho”) of Kyocera Corporation and its subsidiaries.

For further information, please contact:
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimuki,
Kyoto, 612-8501, Japan
Tel: +81-75-604-3500

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1. Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data

Yen in millions, except per share amounts, and number of shares outstanding and employee.

Kyocera Corporation’s Terms	48th interim	49th interim	50th interim	48th	49th
Fiscal Periods	Apr.1, 2001- Sep.30, 2001	Apr.1, 2002- Sep.30, 2002	Apr.1, 2003- Sep.30, 2003	Apr.1, 2001- Mar.31, 2002	Apr.1, 2002- Mar.31, 2003
(1) Consolidated Financial Data
Net sales	520,378	517,003	518,378	1,034,574	1,069,770
Income before income taxes	35,382	33,593	25,127	55,398	76,037
Net income	19,103	17,127	15,754	31,953	41,165
Stockholders’ equity	996,925	1,013,188	1,092,402	1,039,478	1,003,500
Total assets	1,610,346	1,639,928	1,771,550	1,645,458	1,635,014
Stockholders’ equity per share	5,273.70	5,475.85	5,826.70	5,498.67	5,425.37
Earnings per share – Basic	101.04	91.25	84.79	169.02	220.91
Earnings per share – Diluted	100.92	91.21	84.79	168.88	220.86
Stockholders’ equity to total assets (%)	61.9	61.8	61.7	63.2	61.4
Cash flows from operating activities	73,209	93,542	28,510	140,929	160,754
Cash flows from investing activities	(21,936)	(24,797)	(5,163)	(51,138)	(58,512)
Cash flows from financing activities	(5,563)	(63,228)	(16,112)	(18,396)	(74,662)
Cash and cash equivalents at the end of period	243,381	278,098	299,160	280,899	298,310
Number of employee	42,872	47,666	54,740	44,235	49,420
(2) Non-Consolidated Financial Data
Net sales	259,163	227,798	237,808	499,264	482,834
Recurring profit	31,668	14,956	26,176	56,412	54,685
Net income	19,895	9,291	16,159	34,475	27,923
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	190,318,300	191,309,290	191,309,290	190,318,300	191,309,290
Stockholders’ equity	873,733	862,904	980,458	879,434	865,147
Total assets	1,118,352	1,097,263	1,251,420	1,110,951	1,094,672
Stockholders’ equity per share	—	—	—	4,652.07	4,676.97
Earnings per share – Basic	—	—	—	182.36	149.45
Earnings per share – Diluted	—	—	—	182.21	—
Interim (Annual) dividends per share	30.00	30.00	30.00	60.00	60.00
Stockholders’ equity to total assets (%)	78.1	78.6	78.3	79.2	79.0
Number of employees	14,550	13,983	13,678	14,568	13,937

(Notes)

1.	The interim consolidated financial statements and the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The interim consolidated financial statements and the consolidated financial statements are expressed rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	The non-consolidated financial statements are expressed rounding off to millions of yen from 50th interim and rounding down to millions of yen until 49th.
4.	Consumption taxes and local consumption taxes are not included in net sales.
5.	From 49th, In the non-consolidated financial statements, Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share ” and Implementation Guidance for Application of Accounting Standards Board Statement No.4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share” were adopted to calculate stockholders’ equity per share, basic earnings per share, and diluted earnings per share.

2. Business

There is no material change in the business of Kyocera Corporation and its consolidated subsidiaries (Kyocera) for the six months ended September 30, 2003 (the first half).

On September 1, 2003, a new subsidiary, Kyocera SLC Technologies Corporation (KST), which succeeded surface laminar circuitry (SLC) business of the Yasu Site of IBM Japan, Ltd., started its operation. The business of KST was included in the Fine Ceramics Group, one of our operating segments.

3. Scope of Consolidation and Application of the Equity Method

During the first half, KST joined Kyocera. The following table sets forth information on KST.

Name	Country of incorporation	Percentage held by Kyocera Corporation	Main business
Kyocera SLC Technologies Corporation	Japan	100.00%	Manufactures and sales of laminated high-density printed circuit board

By stock swap, Kinseki, Limited (Kinseki) was changed equity in earnings of affiliates of Kyocera into 100% owned subsidiaries and its subsidiaries joined Kyocera. The following table sets forth information on Kinseki, Ltd.

Name	Country of incorporation	Percentage held by Kyocera Corporation	Main business
Kinseki, Ltd	Japan	100.00%	Manufactures and sales of electronic device products

4. Employees

As of September 30, 2003, Kyocera had 54,740 employees, of whom 12,424 work for Fine Ceramics Group, 21,949 work for Electronic Device Group, 16,643 work for Equipment Group, 2,759 work for Others and 965 work for Corporate. Kyocera Corporation had 13,678 employees.

Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Condition

1. Summary of Financial Results

(1) Financial Results

During the six months ended September 30, 2003, the economy fell short of a full-fledged recovery both in Japan and overseas. In the electronics industry, however, the digital home appliance market and notebook PC and other computer equipment market expanded. Demand was sluggish in the mobile phone market which caused excess inventory in China at the start of the first half, but it turned to recover after the summer.

As a result, in the first half, booking amount increased by ¥36,050 million (6.6%) compared with the previous first half, to ¥582,217 million, and production amount increased by ¥16,850 million (3.3%) compared with the previous first half, to ¥530,178 million, and net sales increased by ¥1,375 million (0.3%) compared with the previous first half, to ¥518,378 million. Profit from operations decreased by ¥14,393 million (39.0%) compared with the previous first half, to ¥22,554 million, income before income taxes decreased by ¥8,466 million (25.2%) compared with the previous first half, to ¥25,127 million, and net income decreased by ¥1,373 million (8.0%) compared with the previous first half, to ¥15,754 million.

Moreover, financial results for the first half included the financial results of Kinseki, which became a wholly owned subsidiary in August 2003 and KST which commenced its operation as a wholly owned subsidiary in September 2003, as well as a full six-month sales contribution from Kyocera Chemical Corporation (KCC), which became a wholly owned subsidiary in August 2002.

Financial Results by Operating Segment

1) Fine Ceramics Group

Booking amount of this segment increased by ¥10,844 million (9.2%) compared with the previous first half, to ¥128,674 million, production amount increased by ¥4,127 million (3.8%) compared with the previous first half, to ¥114,178 million, and net sales increased by ¥322 million (0.3%) compared with the previous first half, to ¥119,399 million.

Net sales of semiconductor parts fell, but demand was brisk for fine ceramic parts, including parts for LCD fabrication equipment and sapphire substrates for LCD projectors. Net sales of consumer-related products, such as solar energy products and cutting tools, also increased strongly.

Operating profit of this segment increased by ¥2,851 million (33.7%) compared with the previous first half, to ¥11,322 million.

2) Electronic Device Group

Booking amount of this segment increased by ¥7,531 million (6.3%) compared with the previous first half, to ¥127,146 million, production amount increased by ¥2,922 million (2.2%) compared with the previous first half, to ¥132,954 million and net sales increased by ¥4,296 million (3.7%) compared with the previous first half, to ¥119,787 million.

Prices for ceramic capacitors and timing devices continued to drop, but components demand for mobile handsets recovered after summer. Demand for connectors and thin-film products performed briskly, and Kinseki started to contribute to consolidated results since August 2003.

AVX Corporation (AVX), a U.S. subsidiary, posted a one-time expense associated with the write-down of its current and future inventories of tantalum material based on long-term contracts. As a result, operating profit for this segment decreased by ¥12,366 million compared with the previous first half and made a loss of ¥6,392 million. Kyocera plans to design a new organizational set up to pursue the Group synergies in the development, production and sales of electronic devices business including AVX.

3) Equipment Group

Booking amount of this segment increased by ¥13,010 million (4.8%) compared with the previous first half, to ¥284,659 million, production amount decreased by ¥122 million (0.0%) compared with the previous first half, to ¥254,400 million and net sales decreased by ¥9,490 million (3.8%) compared with the previous first half, to ¥241,372 million.

Net sales of information equipment increased due to brisk sales of mid- and high-speed digital, computer-networkable, multi-functional peripherals and the high market reliability of the products. However, net sales of telecommunications equipment and optical instruments decreased.

Operating profit of this segment decreased by ¥6,754 million (39.7%) compared with the previous first half, to ¥10,274 million.

4) Others

Booking amount of this segment increased by ¥7,018 million (16.6%) compared with the previous first half, to ¥49,340 million, production amount increased by ¥9,923 million (53.0%) compared with the previous first half, to ¥28,646 million and net sales increased ¥8,396 million (22.2%) compared with the previous first half, to ¥46,181 million.

With improved sales and profitability for Kyocera Communication Systems Co., Ltd. (KCCS) and the six-month contribution from KCC to consolidated results since the start of the first half, sales and profits grew for this segment.

Operating profit of this segment increased by ¥1,589 million (49.4%) compared with the previous first half, to ¥4,805 million.

Geographic Segment

1) Japan

Net sales increased by ¥16,568 million (8.5%) compared with the previous first half, to ¥211,276 million due to sales growth of fine ceramic parts and telecommunications equipment businesses.

2) United States of America

Net sales decreased by ¥36,642 million (24.3%) compared with the previous first half, to ¥114,335 million due mainly to decline of sales for telecommunications equipment.

3) Asia excluding Japan

Net sales increased by ¥9,437 million (11.7%) compared with the previous first half, to ¥90,122 million due to expanded sales of telecommunications equipment, electronic devices and semiconductor parts.

4) Europe

Net sales increased by ¥5,311 million (7.8%) compared with the previous first half, to ¥73,472 million due to a sales growth of information equipment and applied ceramic products such as solar energy systems.

(2) Cash Flows

Cash and cash equivalents at September 30, 2003 increased by ¥850 million compared with March 31, 2003 to ¥299,160 million.

1) Cash Flows from Operating Activities

Net cash provided by operating activities for the first half decreased by ¥65,032 million to ¥28,510 million from the previous first half of ¥93,542 million. This was due to an increase in inventories mainly in Equipment Group for this second half sale, and in addition, losses on inventories which did not involve cash disbursement. Net income decreased by ¥1,373 million compared with the previous first half.

2) Cash flow from investment activities

Net cash used in investing activities for the first half decreased by ¥19,634 million to ¥5,163 million from the previous first half of ¥24,797 million. This was due to an increase in proceeds from maturities of securities while purchases of securities were on the same level.

3) Cash flow from financing activities

Net cash used in financing activities for the first half decreased by ¥47,116 million to ¥16,112 million from the previous first half of ¥63,228 million. This was due mainly to an increase in short-term borrowings and a decrease in purchase of treasury stock.

2. Production, Booking and Sales Condition

Production, booking and sales condition of Kyocera are disclosed related to each operating segment in “1. Summary of Financial Results.”

3. Remaining Challenges

Kyocera promotes “high-value-added diversification” to achieve further growth as described below.

<Enhance Profitability of Electronic Device Group>

Recovery in demand is forecasted in the electronics industries. However, with continued declines in component prices expected, Kyocera will focus on gaining market share in areas where Kyocera commands high global share by further strengthening products development to increase profitability and will consolidate its position as a market leader as well as reduce costs by expanding production volumes.

Furthermore, Kyocera will boost profitability by developing new markets as well as existing ones. In view of rising demand for safer and more eco-friendly products for automotive electronics, Kyocera will focus on developing high-value-added products and expand businesses in the automotive market by utilizing its abundant resources from components and devices to equipment.

Kyocera also plans to design a new organizational setup to maximize the Group synergies in the development, production and sales of Electronic Device Group including Kinseki and AVX.

<Expand Sales and Profitability of Equipment Group>

In the telecommunications equipment business, Kyocera is working to ramp up mobile handset production in Mexico, which started during the first half. This will give us a competitive edge in the price of handsets in North America, and shore up global development and production control arrangements. Kyocera will supply handsets and produce base stations for the CDMA2000 1x EV-DO service, which is scheduled to start in Japan this fall, to further increase earnings. Kyocera plans to increase sales by bringing to market new PHS products developed during the first half.

In the information equipment business, Kyocera is striving to increase sales through new introductions. Concretely, we plan to expand sales of color tandem printers, monochrome printers with an improved competitive edge, and digital multi-functional peripherals (MFPs) that include low-speed models. Standardization of engines and parts for the printers and digital MFPs will allow us to reduce production costs and improve price competitiveness.

In the optical instruments business, Kyocera plans to increase sales and profits by expanding our digital camera lines and increasing orders for optical modules for mobile handset with built-in camera.

4. Significant Patents and Licenses

The following table shows new significant license agreements concluded in the first half of this fiscal year.

1) Technical assistance

Counter Party	Country	Contents	Period
International Business Machines Corporation	United States	License under patents regarding SLC technology	From June 30, 2003 to patent expiration

NEC Corporation	Japan	License under patents regarding cellular phone based upon STD-T53 and IS-95	From August 1, 2003 to April 28, 2015

2) Stock swap

Kyocera Corporation and Kinseki entered into Stock Swap Agreement on May 21, 2003 and the stock swap was effective on August 1, 2003. Detail information on this appears in “Notes to the Interim Consolidated Financial Statements-3 Investment in Kinseki, Limited and Kyocera SLC Technologies Corporation”.

3) Business transfer

Kyocera Corporation and IBM Japan, Ltd. have executed a business transfer agreement for the transfer from IMB Japan, Ltd. to Kyocera Corporation of the SLC business of Yasu Site of IBM Japan, Ltd. on June 30, 2003. Detail information on this appears in “Notes to the Interim Consolidated Financial Statements-3 Investment in Kinseki, Limited and Kyocera SLC Technologies Corporation”.

5. Research and Development Activities

Kyocera focuses on the development of high-value added products in the strategic business areas of materials, components and devices, and equipment, with the objective of being a “creative company that continues to grow in the 21st century.” At the same time, Kyocera aims to create new products and new markets by maximizing synergies in each operating segment.

1) Fine Ceramics Group

Kyocera seeks to strengthen the development of higher density, more acutely reliable ceramic packages and high-density multi-layered organic substrates for the telecommunications and PC-related equipment and optical communications market. Efforts are also being made to aggressively expand new applications for markets related to digital home appliances.

The automotive market is one area of prospective growth over the mid-term. Kyocera is continuing its proactive stance towards developing components that meet demand for more advanced electronics, ITS technology, safety and environmental friendliness. Specifically, Kyocera is focused on developing millimeter-wave modules, and fuel-injection pump components for diesel engines.

In response to rising demand for solar power generating systems, especially for home use, Kyocera is working to develop low cost solar modules that boast high conversion efficiency.

2) Electronic Device Group

Kyocera is striving to develop electronic devices to keep pace with advancements in the miniaturization and sophistication of telecommunications and information equipment: notably, small, high-capacitance and large, ultra-high capacitance ceramic capacitors, small, low-profile timing devices and highly efficient antenna switch modules. Thin-film multi-layer technology and dielectric thin-film technology, which support these products, are also being developed. Moreover, Kyocera is working to enhance its R&D structure for ceramic capacitors through the integration of product development and production process development.

Kyocera will promote the development of high-density substrate and packaging technologies for the high-growth-potential digital home appliance and automotive markets. At the same time, we will devote energies into the development of modules that combine small parts such as crystal-related components and SAW filters.

3) Equipment Group

In the telecommunications equipment business, Kyocera is developing the base stations and highly functional handsets for the CDMA2000 1x EV-DO service. Plans are in place to establish a new R&D center in the United States during this fiscal year to strengthen the development of CDMA handsets.

In the information equipment business, Kyocera plans to develop even higher speed digital multi-functional peripherals, color copiers and printers. Unique thin-film device technology will be integrated to facilitate the introduction of document equipment that boasts high-speed, high-definition and long-life features, which are imperative in today’s color document market.

In the optical instruments business, Kyocera is developing element technology for digital cameras and modules for mobile handsets with built-in camera.

4) Others

KCC is pursuing the development of environmentally friendly materials, while creating Group synergies with the organic material parts and electronic components businesses.

KCCS is focused on developing network services and security systems for the “Ubiquitous Network Age.”

The research and development expenses in the first half increased by ¥250 million (1.1%), to ¥23,804 million, amounted to 4.6% of net sales compared with the previous first half. The amounts by operating segment were as follows: Fine Ceramics Group increased by ¥733 million (21.2%), to ¥4,187 million, Electronic Device Group decreased by ¥467 million (8.9%), to ¥4,791 million, Equipment Group decreased by ¥258 million (1.8%), to ¥14,316 million, and Others increased by ¥242 million (90.3%), to ¥510 million, respectively compared with the previous first half.

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities

There was no material change in equipment and facilities in the first half.

2. Plan to Capital Expenditures

(1) Investment for Key Equipment and Facilities

Kyocera operates various businesses based on its four operating segments. Kyocera does not determine its specific plans for capital expenditures by project. Thus, Kyocera describes plans for capital expenditures in fiscal 2004 by operating segment.

Operating segment	The amount of plans for capital expenditures in fiscal 2004 (Yen in millions)	Major contents and purposes	Funding
Fine Ceramics Group	14,000	Expansion of production capacity of solar cells and modules, introduction and maintenance of equipment to improve productivity of semiconductor parts and fine ceramic parts	Cash in hand and cash generated by operations
Electronic Device Group	15,500	Introduction and maintenance of equipment to improve productivity of electronic components and thin-film devices	Cash in hand and cash generated by operations
Equipment Group	18,000

Introduction and maintenance of equipment to increase production volume and improve productivity of information equipment

Introduction and maintenance of equipment to improve productivity of next generation mobile handsets

			Cash in hand and cash generated by operations
Others	1,500	Telecommunication network systems construction	Cash in hand and cash generated by operations
Corporate	3,000	Repair and maintenance of corporate headquarters and offices and purchase of land for plant	Cash in hand and cash generated by operations

Total	52,000	—	—

(Notes)

1.	The amount of plans for capital expenditures does not include consumption taxes and local consumption taxes.
2.	At the beginning of fiscal 2004, Kyocera forecasted ¥41,000 million of capital expenditures in fiscal 2004. However, we revised our capital expenditures plan in fiscal 2004 upward to ¥52,000 million compared with our original plan due to the expansion of our production capacity in the areas of solar energy systems, thin-film devices and information equipment businesses as well as the contribution of new subsidiaries, Kinseki and KST.

(2) Material Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except for its sale and disposal of ordinary renewal of equipment and facilities.

Item 4. Information on Kyocera Corporation

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

<Authorized Capital>

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares.

<Number of Shares of Common Stock Issued>

As of September 30, 2003, and December 17, 2003, 191,309,290 shares of common stock were issued, registered on Tokyo, Osaka Stock Exchange in Japan and New York Stock Exchange in U.S.A. as follows:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	Tokyo Stock Exchange
Common Stock	Osaka Stock Exchange
American Depositary Share	New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan as of September 30, 2003, and November 30, 2003.

Number of stock acquisition rights	10,689

Class of shares issued for stock acquisition rights	Common Stock

Number of shares issued for stock acquisition rights	1,068,900

Amount to be paid in upon exercise of stock acquisition rights	7,900

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the party who has received such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In event of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months.

(iii)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

(3) Status of Common Stock and Capital

On August 1, 2003, to accomplish the stock swap agreement with Kinseki, Kyocera Corporation allocated shares of common stock to Kinseki’s shareholders. The following table shows a change in number of shares and amounts of capital and additional paid-in capital.

(Yen in millions except number of shares)

Date of issuance	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid-in capital	Total amount of additional paid-in capital
August 1, 2003	—	191,309,290	—	115,703	6,716	192,555

(4) Major Shareholders

The following table shows the ten largest shareholders of record of Kyocera Corporation as of September 30, 2003.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	16,480	8.62%
The Master Trust Bank of Japan, Ltd. (Trust Account)	8,751	4.57%
The Bank of Kyoto, Ltd.	7,218	3.77%
Kazuo Inamori	6,806	3.56%
UFJ Trust Bank Limited (Trust Account A)	5,650	2.95%
The Inamori Foundation	4,680	2.45%
UFJ Bank Limited	3,931	2.05%
Keiai Kosan K.K.	3,550	1.86%
The Dai-ichi Mutual Life Insurance Company	2,748	1.44%
Nats Cumuco (Standing proxy: Sumitomo Mitsui Banking Corporation)	2,735	1.43%

Total	62,549	32.70%

(5) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation as of September 30, 2003.

	Number of shares	Number of voting rights
Shares without voting rights	—	—

Shares with limited voting rights	—	—

Shares with full voting rights (treasury stock)	3,822,700 shares of common stock	—

Shares with full voting rights (other)	186,911,200 shares of common stock	1,869,112

Shares constituting less than one unit	575,390 shares of common stock	—

Total number of shares issued	191,309,290 shares of common stock	—

Total voting rights of all shareholders	—	1,869,112

Kyocera Corporation held treasury stocks of 3,822,600 shares, and its ownership to total number of shares issued was 2.00% as of September 30, 2003.

2. Price Range of Shares

The following table shows price range of shares of Kyocera Corporation for the six months ended September 30, 2003.

	Tokyo Stock Exchange
	Price per share of common stock (yen)
For the six month ended September 30, 2003	High	Low
April, 2003	6,320	5,570
May, 2003	6,600	5,660
June, 2003	7,320	6,610
July, 2003	8,150	6,730
August, 2003	7,520	6,400
September, 2003	8,080	6,600

3. Directors and Senior Management

There has been no change in a member of Directors and Senior management since Kyocera Corporation filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan on June 26, 2003.

Item 5. Accounting Information

1. Interim Consolidated Financial Statements and Interim Non-consolidated Financial Statements

(1) Pursuant to the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the interim consolidated financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S.GAAP).

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977, “Regulation for Interim Financial Statements”), the interim non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).

The interim non-consolidated financial statements for the six months ended September 30, 2002 are prepared in conformity with pre-amendment of Regulation for Interim Financial Statements, and the interim non-consolidated financial statements for the six months ended September 30, 2003 are in conformity with amendment of Regulation for Interim Financial Statements.

(3) The non-consolidated financial statements are expressed rounding off to millions of yen from the six months ended September 30, 2003 and rounding down to millions of yen until the year ended March 31, 2003.

2. Independent Accountants Report

In accordance with the article 193-2 of the Securities Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2002 and 2003 are reviewed by ChuoAoyama Audit Corporation.

1. CONSOLIDATED FINANCIAL STATEMENTS

    < CONSOLIDATED BALANCE SHEETS >

			Yen in millions
			September 30,		September 30,		March 31,
			2002		2003		2003
			Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents			¥278,098		¥299,160		¥298,310
Restricted cash	Note 7		57,505		54,121		56,368
Short-term investments	Note 4		14,200		10,321		14,651
Trade notes receivable			30,354		30,753		35,446
Trade accounts receivable	Note 5		184,082		179,047		179,750
Short-term finance receivables	Note 5		37,185		71,195		31,254

			251,621		280,995		246,450
Less allowances for doubtful accounts and sales returns			(10,066)		(7,399)		(7,703)

			241,555		273,596		238,747
Inventories	Note 5		188,967		192,600		183,156
Deferred income taxes			52,969		52,469		52,136
Other current assets			18,496		28,536		19,054

Total current assets			851,790	51.9	910,803	51.4	862,422	52.7

Non-current assets :
Investments and advances
Investments in and advances to affiliates and unconsolidated subsidiaries			28,106		21,387		24,398
Securities and other investments	Note 4		319,245		425,733		308,137

			347,351	21.2	447,120	25.2	332,535	20.3
Long-term finance receivables	Note 5		116,151	7.1	90,034	5.1	125,728	7.7
Property, plant and equipment, at cost :	Note 5
Land			53,540		55,625		53,973
Buildings			201,360		214,532		203,387
Machinery and equipment			584,233		616,865		587,076
Construction in progress			8,415		6,723		5,483

			847,548		893,745		849,919
Less accumulated depreciation			(583,546)		(636,732)		(600,414)

			264,002	16.1	257,013	14.5	249,505	15.3
Goodwill	Note 2	(8)	25,966	1.6	24,587	1.4	25,703	1.6
Intangible assets	Note 2	(8)	19,263	1.2	17,076	1.0	15,068	0.9
Other assets			15,405	0.9	24,917	1.4	24,053	1.5

Total non-current assets			788,138	48.1	860,747	48.6	772,592	47.3

Total assets			¥1,639,928	100.0	¥1,771,550	100.0	¥1,635,014	100.0

		Yen in millions
		September 30,		September 30,		March 31,
		2002		2003		2003
		Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	Note 5	¥107,357		¥115,408		¥107,886
Current portion of long-term debt	Note 5	21,300		55,258		30,198
Trade notes and accounts payable		92,674		98,875		98,105
Other notes and accounts payable		25,428		33,065		28,428
Accrued payroll and bonus		33,317		33,633		33,059
Accrued income taxes		17,051		19,753		28,060
Accrued litigation expenses	Note 7	48,191		39,495		41,862
Other accrued liabilities		27,443		25,058		23,387
Other current liabilities		14,104		13,422		14,589

Total current liabilities		386,865	23.6	433,967	24.5	405,574	24.8

Non-current liabilities :
Long-term debt	Note 5	75,078		27,117		60,736
Accrued pension and severance costs		59,962		78,685		74,906
Deferred income taxes		35,248		77,267		22,879
Other non-current liabilities		5,352		7,055		5,859

Total non-current liabilities		175,640	10.7	190,124	10.7	164,380	10.0

Total liabilities		562,505	34.3	624,091	35.2	569,954	34.8

Minority interests in subsidiaries		64,235	3.9	55,057	3.1	61,560	3.8

Commitments and contingencies	Note 7

Stockholders’ equity :
Common stock		115,703	7.0	115,703	6.5	115,703	7.1
Additional paid-in capital		167,609	10.2	162,068	9.2	167,675	10.2
Retained earnings		809,863	49.4	838,555	47.4	828,350	50.7
Accumulated other comprehensive income	Notes 8	(28,423)	(1.7)	7,443	0.4	(56,194)	(3.4)
Common stock in treasury,at cost		(51,564)	(3.1)	(31,367)	(1.8)	(52,034)	(3.2)

Total stockholders’ equity		1,013,188	61.8	1,092,402	61.7	1,003,500	61.4

Total liabilities, minority interests and stockholder’s equity		¥1,639,928	100.0	¥1,771,550	100.0	¥1,635,014	100.0

< CONSOLIDATED STATEMENTS OF INCOME >

			Yen in millions
			Six months ended September 30,				Year ended March 31,
			2002		2003		2003
			Amount	%	Amount	%	Amount	%
Net sales			¥517,003	100.0	¥518,378	100.0	¥1,069,770	100.0
Cost of sales			391,425	75.7	397,654	76.7	796,258	74.4

Gross profit			125,578	24.3	120,724	23.3	273,512	25.6
Selling, general and administrative expenses			88,631	17.2	98,170	18.9	190,124	17.8

Profit from operations			36,947	7.1	22,554	4.4	83,388	7.8
Other income (expenses) :
Interest and dividend income			2,740		2,419		5,194
Interest expense	Note 6		(763)		(701)		(1,432)
Foreign currency transaction losses, net			(6,326)		(1,621)		(5,405)
Equity in earnings of affiliates and unconsolidated subsidiaries			1,175		1,729		3,092
Loss on devaluation of investment in an affiliate			—		—		(5,159)
Losses on devaluation of investment securities			(347)		(105)		(2,883)
Other, net	Note 6		167		852		(758)

Total other income (expenses)			(3,354)	(0.6)	2,573	0.4	(7,351)	(0.7)

Income before income taxes, minority interests and cumulative effect of change in accounting principle			33,593	6.5	25,127	4.8	76,037	7.1
Income taxes:
Current			15,339		18,083		33,665
Deferred			(1,259)		(5,334)		(885)

			14,080	2.7	12,749	2.4	32,780	3.1
Income before minority interests and cumulative effect of change in accounting principle			19,513	3.8	12,378	2.4	43,257	4.0
Minority interests			(130)	(0.1)	3,376	0.6	164	0.1

Income before cumulative effect of change in accounting principle			19,383	3.7	15,754	3.0	43,421	4.1
Cumulative effect of change in accounting principle -net of taxes	Notes 2	(8)	(2,256)	(0.4)	—	—	(2,256)	(0.3)

Net income			¥17,127	3.3	¥15,754	3.0	¥41,165	3.8

Earnings per share:	Note 11
Income before cumulative effect of change in accounting principle :
Basic			¥103.27		¥84.79		¥233.02
Diluted			103.22		84.79		232.97
Cumulative effect of change in accounting principle :
Basic			(12.02)		—		(12.11)
Diluted			(12.01)		—		(12.11)
Net income:
Basic			91.25		84.79		220.91
Diluted			91.21		84.79		220.86
Cash dividends declared per share :
Per share of common stock			30.00		30.00		60.00
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic			187,694		185,803		186,338
Diluted			187,780		185,803		186,382

< CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY >

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income Note 8	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2002 (189,042)	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)

Net income for the year			41,165			¥41,165
Accumulated other comprehensive income				(33,444)		(33,444)

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary		66

Balance, March 31, 2003 (184,964)	115,703	167,675	828,350	(56,194)	(52,034)

Net income for the first half			15,754			¥15,754
Accumulated other comprehensive income				63,637		63,637

Total comprehensive income for the first half						¥79,391

Cash dividends			(5,549)
Purchase of treasury stock (11)					(72)
Reissuance of treasury stock (2,529)		(5,607)			20,739

Balance, September 30, 2003 (187,482)	¥115,703	¥162,068	¥838,555	¥7,443	¥(31,367)

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income Note 8	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2002 (189,042)	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)

Net income for the first half			17,127			¥17,127
Accumulated other comprehensive income				(5,673)		(5,673)

Total comprehensive income for the first half						¥11,454

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(5,671)
Purchase of treasury stock (5,016)					(41,540)
Reissuance of treasury stock (11)		0			86

Balance, September 30, 2002 (185,028)	¥115,703	¥167,609	¥809,863	¥(28,423)	¥(51,564)

< CONSOLIDATED STATEMENTS OF CASH FLOWS >

			Yen in millions
			Six months ended September 30,		Year ended March 31,
			2002	2003	2003
Cash flows from operating activities:
Net income			¥17,127	¥15,754	¥41,165
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization			35,133	33,667	75,320
Provision for doubtful accounts			(687)	402	(2,060)
Losses on inventories			3,384	9,338	6,966
Deferred income taxes			(1,259)	(5,334)	(885)
Minority interests			130	(3,376)	(164)
Equity in earnings of affiliates and unconsolidated subsidiaries			(1,175)	(1,729)	(3,092)
Loss on devaluation of investment in an affiliate			—	—	5,159
Losses on devaluation of investment securities			347	105	2,883
Cumulative effect of change in accounting principle	Notes 2	(8)	2,256	—	2,256
Foreign currency adjustments			6,052	1,308	5,139
Change in assets and liabilities :
Decrease (increase) in receivables			4,964	2,296	(948)
Decrease (increase) in inventories			10,288	(22,059)	11,067
Decrease (increase) in other current assets			1,421	(4,815)	1,128
Increase in notes and accounts payable			8,459	5,626	13,247
(Decrease) increase in accrued income taxes			(3,973)	(8,616)	4,380
Increase in other current liabilities			9,315	2,310	1,319
Increase (decrease) in other non-current liabilities			803	2,930	(1,259)
Other, net			957	703	(867)

Net cash provided by operating activities			93,542	28,510	160,754

Cash flows from investing activities :
Payments for purchases of available-for-sale securities			(32)	(8,590)	(21,562)
Payments for purchases of held-to-maturity securities			(22,280)	(14,042)	(30,682)
Payments for purchases of investments and advances			(542)	(606)	(1,035)
Sales and maturities of available-for-sale securities			5,400	12,681	6,892
Maturities of held-to-maturity securities			12,060	29,677	27,458
Payments for purchases of property, plant and equipment			(20,379)	(24,013)	(40,481)
Proceeds from sales of property, plant and equipment			977	1,123	3,122
Payment for purchases of intangible assets			(3,566)	(5,115)	(6,620)
Acquisitions of businesses, net of cash acquired	Note 12		4,058	5,135	4,058
Restricted cash			(1,476)	(1,994)	(1,477)
Other, net			983	581	1,815

Net cash used in investing activities			(24,797)	(5,163)	(58,512)

Cash flows from financing activities :
(Decrease) increase in short-term debt			(3,898)	6,701	(3,475)
Proceeds from issuance of long-term debt			894	1,168	1,568
Payments of long-term debt			(13,241)	(18,361)	(19,152)
Dividends paid			(6,269)	(6,114)	(12,382)
Purchase of treasury stock			(41,535)	(49)	(42,010)
Other, net			821	543	789

Net cash used in financing activities			(63,228)	(16,112)	(74,662)

Effect of exchange rate changes on cash and cash equivalents			(8,318)	(6,385)	(10,169)

Net (decrease) increase in cash and cash equivalents			(2,801)	850	17,411
Cash and cash equivalents at beginning of period			280,899	298,310	280,899

Cash and cash equivalents at end of period			¥278,098	¥299,160	¥298,310

<Notes to the Interim Consolidated Financial Statements>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report, which is prepared in accordance U.S. GAAP with SEC once a year in order to conform to the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation and its consolidated subsidiaries (Kyocera) has also prepared an interim consolidated financial statements in accordance with U.S. GAAP. The followings are accounting principles and regulations with which Kyocera is required to comply: Regulations for filing and reporting to SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletines, and etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board Opinions (APB) and Accounting Research Bulletin (ARB), and etc.

The following paragraphs describe the major differences between U.S. GAAP and Japanese GAAP, and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP are also disclosed.

(1) Stockholders’ Equity

Kyocera prepares the interim consolidated statement of stockholders’ equity.

(2) Remuneration for Directors

Remuneration for directors is charged to general and administrative expenses.

(3) Securities

Certain investments in debt and equity securities are accounted for by SFAS No. 115. Securities classified as available-for-sale are recorded at the fair value. Securities classified as held-to-maturity securities are recorded at amortized cost.

(4) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52. Forward exchange contracts are accounted for by SFAS No. 133, as amended by SFAS No. 138.

(5) Accrued Pension and Severance Costs

Accrued pension and severance costs are computed based on SFAS No. 87. This effect for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003 amounted to ¥745 million, ¥1,156 million and ¥1,925 million, respectively.

(6) Comprehensive Income

Kyocera applies SFAS No. 130 and discloses comprehensive income in stockholders’ equity. According to this standard, comprehensive income is defined as the change in equity and it consists of net income and other comprehensive income. Other comprehensive income includes net unrealized gains and losses on securities, net unrealized losses on derivative financial instruments, minimum pension liability adjustments and, foreign currency translation adjustments.

(7) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(8) Business Combinations

Kyocera adopts SFAS No. 141.

(9) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142.

(10) Derivative Financial Instruments

Kyocera adopts SFAS No. 133, as amended by SFAS No. 138.

2. Summary of Accounting Policies

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained to conform with Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying interim consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The interim consolidated financial statements include the accounts of Kyocera Corporation and its significant subsidiaries. All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies, and records its investments at cost adjusted for such equity in earnings or losses.

	(Number of companies)	(Major companies)
Consolidated subsidiaries:	158	AVX CORPORATION KYOCERA WIRELESS CORPORATION KYOCERA MITA CORPORATION KYOCERA ELCO CORPORATION

Affiliates and unconsolidated subsidiaries:	17	TAITO CORPORATION

(2) Revenue Recognition

Kyocera recognizes sales, when title and risks have passed to customers, the sales prices are fixed or determinable, and possibility of the resulting receivable is reasonably assured.

Revenue from fine ceramics group, electronic device group and equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due one year or more, or the collection of the principal is past due six months or more. The interest received from cash payments on impaired loans is recorded as income, unless the possibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Significant Allowances

Allowances for doubtful accounts:

Kyocera provides allowances for doubtful accounts based on the actual ratio of bad debt in the past in addition to estimation of impossible amounts based on the analysis of certain individual receivables.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 58% and 54% and 51% of finished goods and work in process at September 30, 2002, 2003 and March 31, 2003, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(8) Goodwill and Other Intangible Assets

On April 1, 2002, Kyocera adopted SFAS No. 141, “Business Combinations “, and SFAS No. 142, “Goodwill and Other Intangible Assets.”

Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 million of unamortized deferred credit related to an excess over cost arising from its investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle for the six months ended September 30,2002.

Upon adoption of SFAS No. 142, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements for the six months ended September 30,2002. The impairment loss of ¥3,175 million has been recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

(9) Impairment of long-lived assets

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the recoverability of the carrying value of its long-lived assets and intangible assets with definite useful lives. The carrying value of a long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the assets is less than its carrying value. A loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(10) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities-“an Amendment of SFAS No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and interest rate options as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(11) Earnings and Cash Dividends per Share

Earnings per share is computed based on SFAS No. 128, “Earnings per Share.”

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share is those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

(12) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(13) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

3. Investment in Kinseki, Limited and Kyocera SLC Technologies Corporation

On May 21, 2003, Kyocera Corporation and Kinseki, Limited, at the meetings of their respective Boards of Directors, resolved that Kyocera Corporation would make Kinseki, Limited a wholly-owned subsidiary through stock swap, and entered into stock swap agreement, which provides the ratio of allocation would be 0.1 shares of Kyocera Corporation to one Kinseki, Limited share. Subsequently the agreement was approved at the ordinary general shareholders meeting of Kinseki, Limited held on June 27, 2003, and the stock swap was effective on August 1, 2003, allocating a total of 2,529,154 shares of common stock of Kyocera Corporation to Kinseki, Limited’s shareholders. Operating results of Kinseki, Limited and its subsidiaries (Kinseki) until the date of stock swap were included as equity in earnings of affiliates, and those from the date of the stock swap were included as consolidated subsidiaries in Kyocera’s consolidated results of operations.

On August 1, 2003, the estimated fair value of net assets for Kinseki was ¥31,916 million , and it was larger than the purchase price of ¥19,759 million , which was calculated based on the average stock price of Kyocera Corporation during a few days before and after the date Kyocera Corporation and Kinseki, Limited reached an agreement on the stock swap. The excess of the fair value of net assets over the purchase price was ¥12,157 million, which resulted in a write down of non-current assets to the extent of the excess of the fair value over the cost.

On June 30, 2003, Kyocera Corporation and IBM Japan, Ltd. have reached an agreement for the transfer from IBM Japan Ltd. to Kyocera Corporation of the SLC (Surface Laminar Circuitry : laminated high-density printed circuit board) business of Yasu Site of IBM Japan Ltd., and have executed a business transfer agreement. Kyocera Corporation has incorporated a new, successor company “Kyocera SLC Technologies Corporation” on August 12, 2003 and have undertaken the operation on September 1, 2003.

4.Investment in Debt and Equity Securities

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities as of September 30, 2002, 2003 and March 31, 2003, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions

	September 30, 2002				September 30, 2003

	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥22,725	¥22,447	¥14	¥292	¥28,622	¥28,541	¥22	¥103
Other debt securities	24,056	20,044	4	4,016	34,168	30,748	36	3,456
Equity securities	262,183	235,492	5,227	31,918	261,639	345,915	84,560	284

Total available-for-sale securities	308,964	277,983	5,245	36,226	324,429	405,204	84,618	3,843

Held-to-maturity securities :
Corporate debt securities	23,340	23,141	1	200	4,660	4,655	—	5
Other debt securities	28,987	29,210	223	—	22,389	22,448	59	—

Total held-to-maturity securities	52,327	52,351	224	200	27,049	27,103	59	5

Total investments in debt and equity securities	¥361,291	¥330,334	¥5,469	¥36,426	¥351,478	¥432,307	¥84,677	¥3,848

	Yen in millions

	March 31, 2003

	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥29,754	¥29,610	¥6	¥150
Other debt securities	36,927	32,566	4	4,365
Equity securities	259,942	212,902	2,671	49,711

Total available-for-sale securities	326,623	275,078	2,681	54,226

Held-to-maturity securities :
Corporate debt securities	19,240	19,190	0	50
Other debt securities	25,276	25,327	51	0

Total held-to-maturity securities	44,516	44,517	51	50

Total investments in debt and equity securities	¥371,139	¥319,595	¥2,732	¥54,276

*	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Assets Pledged as Collateral for Short-Term Borrowings and Long-Term Debt

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at September 30, 2002, 2003 and March 31, 2003, are summarized as follows:

	Yen in millions
	September 30, 2002	September 30, 2003	March 31, 2003
Assets pledged:
Trade receivables	¥6,589	¥7,102	¥7,716
Finance receivables	31,568	5,037	23,588
Inventories	9,873	7,494	9,254
Property and equipment (net of accumulated depreciation)	12,800	11,945	12,444
Others	8,086	5,545	5,958

Total	¥68,916	¥37,123	¥58,960

	Yen in millions
	September 30, 2002	September 30, 2003	March 31, 2003
Liabilities with assets pledged:
Short-term borrowings	¥15,818	¥900	¥5,800
Current-portion of long-term debt	558	516	8,607
Long-term debt	14,661	6,013	6,207

Total	¥31,037	¥7,429	¥20,614

6. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes to foreign currency exchange rates. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps and options, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and options, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates.

Kyocera recognized a net loss of ¥637 million, a net gain of ¥692 million and a net loss of ¥710 million (reported as other income (expenses) — other, net in the consolidated statement of income), which represented the ineffective portion of cash flow hedge, for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003, respectively.

Kyocera also charged a previously deferred net loss of ¥119 million, ¥131 million and ¥240 million to interest expense in the consolidated statement of income, for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003, respectively, as a result of the execution of the corresponding transaction.

As of September 30, 2003, ¥203 million, net of tax, was recorded as unrealized losses on derivative instruments accumulated in other comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next twelve months as the underlying transactions occur.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gain and losses on both the derivatives and the foreign currency-denominated trade receivable and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments are as follows:

	Yen in millions
	September 30, 2002	September 30, 2003	March 31, 2003
Currency swaps*	¥669	¥587	¥587
Foreign currency forward contracts to sell*	70,194	76,106	63,074
Foreign currency forward contracts to purchase*	7,066	10,270	7,289
Interest rate swaps	99,069	86,246	93,870
*	Hedge accounting is not adopted.

7. Commitments and Contingencies

At September 30, 2003, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥11,778 million.

Kyocera Corporation guarantees the debt of unconsolidated subsidiaries aggregating ¥550 million at September 30, 2003. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera Corporation to make payments in the event of default by the borrowers. Kyocera Corporation knows no event of default.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between Kyocera Corporation and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by Kyocera Corporation in connection with the reorganization of LTC. The award ordered Kyocera Corporation to pay to LTC and PBTC as damages, approximately $257 million, including interest, arbitration costs and attorneys’ fees. Kyocera Corporation filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of the arbitration award. On January 9, 1996, Kyocera Corporation appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties’ arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.

On April 4, 2000, the District Court issued an order confirming the arbitrators’ conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators’ findings of facts and conclusions of law, except for one important finding of fact about LTC’s profitability in the second quarter of 1987. The Court ruled that the arbitrators’ finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court’s March 6, 2001 order includes the confirmation of the Arbitrators’ award of damages. On April 3, 2001, Kyocera Corporation filed its Notices of Appeal of the District Court’s orders confirming the arbitral award.

On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by Kyocera Corporation to LTC and PBTC in an aggregate amount of $427,728 thousand plus prejudgment and postjudgment interest. On May 25, Kyocera Corporation filed Notices of Appeal of the judgment.

On June 21, 2001, the District Court entered an order awarding LTC and PBTC attorneys’ fees and disbursements. On July 5, 2001, Kyocera Corporation filed Notices of Appeal of that order. Kyocera Corporation’s appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001.

Kyocera Corporation filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13, 2002. The Ninth Circuit Court of Appeals issued panel decision on July 23, 2002, affirming the District Court’s judgment and award in its entirety. According to the judgment, Kyocera Corporation’s compensation to be paid was approximately $453 million inclusive of prejudgment and postjudgment interest. Kyocera Corporation filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On December 17, 2002, the Ninth Circuit Court of Appeals entered an order granting Kyocera Corporation’s petition for en banc review, and withdrawing the July 23 panel decision.

On August 29, 2003, an en banc panel of the Ninth Circuit Court of Appeals issued a decision that overruled the Court of Appeals panel decision of December 9, 1997. The en banc panel decision concluded that the judicial review provision of the parties’ arbitration agreement was unenforceable, and reinstated the December 11, 1995 order of the District Court that granted the motion of LTC and PBTC to confirm the award. The August 29, 2003 decision vacated all district court judgments previously entered in the case, and created uncertainty as to the rate or rates of interest applicable to Kyocera Corporation’s liability on the arbitration awards, should those awards be finally confirmed in United States courts.

On October 17, 2003, Kyocera Corporation filed with the United States District Court for the Northern District of California a request to deposit with the District Court up to $435 million. Kyocera Corporation contended in its request to the Court that such a deposit should stop the accrual of further interest on Kyocera Corporation’s liability while Kyocera Corporation sought relief from the decision of the Ninth Circuit in the Supreme Court of the United States. The District Court has not yet ruled on Kyocera Corporation’s request.

On November 21, 2003, Kyocera Corporation filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce, pursuant to the arbitration agreement found in the Definitive Agreement entered into between Kyocera Corporation, PBTC, LTC, and others. Kyocera Corporation’s request for arbitration seeks an award of damages resulting from PBTC’s and LTC’s repudiation of those provisions of the Definitive Agreement providing for expanded judicial review of any arbitration award. Kyocera Corporation also seeks an indemnity from PBTC and LTC in respect of any amounts Kyocera Corporation is ultimately required to pay as a consequence of PBTC’s and LTC’s repudiation of the arbitration agreement.

On November 26, 2003, Kyocera Corporation filed a petition for a writ of certiorari in the Supreme Court of the United States. Kyocera Corporation’s petition for certiorari asks the Supreme Court to hear Kyocera Corporation’s appeal of the August 29, 2003 decision of the en banc panel of the Ninth Circuit Court of Appeals. If the Supreme Court grants the petition for certiorari, a schedule will be set for the parties to submit briefs, and for oral argument before the Supreme Court.

If Kyocera Corporation is ultimately unsuccessful in reversing any aspect of the current adverse judgment, Kyocera Corporation may be required to pay damages, inclusive of costs and interest as of September 30, 2003, ranging from approximately $437 million to $497 million. The determination of Kyocera Corporation’s actual liability within this range depends upon resolution of interest rate issues that the en banc court remanded to a three judge panel of the Ninth Circuit.

Kyocera Corporation owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from Kyocera Corporation will be ultimately reimbursed to Kyocera Corporation. Taking into account this equity interest, Kyocera Corporation has set aside accrued litigation expenses of ¥39,495 million at September 30, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, Kyocera Corporation believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial condition in fiscal 2004.

In connection with this litigation, in 1995 Kyocera Corporation purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, Kyocera Corporation deposited ¥54,121 million in cash on hand restricted for use at September 30, 2003.

Kyocera is involved in litigation, and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

8. Reporting Comprehensive Income

Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2002	September 30, 2003	March 31, 2003
Net unrealized (losses) gains on securities	¥(18,014)	¥48,024	¥(29,955)
Net unrealized losses on derivative financial instruments	(422)	(203)	(331)
Minimum pension liability adjustments	—	(10,931)	(10,931)
Foreign currency translation adjustments	(9,987)	(29,447)	(14,977)

	¥(28,423)	¥7,443	¥(56,194)

9. Supplemantal Expense Information

Research and development expenses for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003 amounted to ¥23,554 million, ¥23,804 million and ¥47,268 million, respectively.

Advertising expenses for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003 amounted to ¥4,188 million, ¥5,215 million and ¥11,189 million, respectively.

Shipping and handling costs for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003 amounted to ¥4,832 million, ¥5,756 million and ¥10,107 million, respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

10. Segment Reporting

Kyocera adopts SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information.”

Kyocera’s business is operated by the following four operating segments, “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group,” and “Others.”

Fine Ceramics Group contains fine ceramic parts, semiconductor parts, cutting tools, jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic Device Group contains electronic components and thin-film products. Equipment Group consists of telecommunications equipment, information equipment and optical instruments. Others segment consist of telecommunications network systems, electric insulators, financial services such as leasing, credit financing, office rental services, and other services.

Intersegment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes, minority interests and cumulative effect of change in accounting principle.

Sales to KDDI and its subsidiaries, which is mainly included in Equipment Group, for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003 comprised of approximately 9.8%, 10.3% and 10.8% of consolidated net sales, respectively.

Information by operating segments for the six months ended September 30, 2002, 2003 and for the year ended March 31, 2003 is summarized as follows:

Operating Segments

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
	Amount	Amount	Amount
Net sales:
Fine Ceramics Group	¥119,077	¥119,399	¥238,867
Electronic Device Group	115,491	119,787	227,962
Equipment Group	250,862	241,372	529,784
Others	37,785	46,181	86,214
Adjustments and eliminations	(6,212)	(8,361)	(13,057)

	¥517,003	¥518,378	¥1,069,770

Operating profit :
Fine Ceramics Group	¥8,471	¥11,322	¥18,797
Electronic Device Group	5,974	(6,392)	11,816
Equipment Group	17,028	10,274	40,020
Others	3,216	4,805	7,244

	34,689	20,009	77,877

Corporate	(2,467)	2,960	(5,382)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,175	1,729	3,092
Adjustments and eliminations	196	429	450

Income before income taxes	¥33,593	¥25,127	¥76,037

Depreciation and amortization :
Fine Ceramics Group	¥9,044	¥7,775	¥18,337
Electronic Device Group	12,533	11,293	25,870
Equipment Group	10,359	10,979	24,445
Others	1,779	2,301	4,158
Corporate	1,418	1,319	2,510

	¥35,133	¥33,667	¥75,320

Capital expenditures :
Fine Ceramics Group	¥4,069	¥5,827	¥8,095
Electronic Device Group	6,391	9,111	13,501
Equipment Group	6,673	9,004	13,311
Others	1,078	530	4,115
Corporate	980	2,986	1,592

	¥19,191	¥27,458	¥40,614

Geographic Segments (Sales by Region)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
	Amount	Amount	Amount
Japan	¥194,708	¥211,276	¥423,190
United States of America	150,977	114,335	264,755
Asia	80,685	90,122	178,384
Europe	68,161	73,472	144,293
Others	22,472	29,173	59,148

Net sales	¥517,003	¥518,378	¥1,069,770

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Sales and Operating Profit by Geographic area)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
	Amount	Amount	Amount
Net sales:
Japan	¥226,298	¥240,051	¥489,408
Intra-group sales and transfer between geographic areas	124,214	134,338	244,316

	350,512	374,389	733,724

United States of America	161,276	135,540	307,298
Intra-group sales and transfer between geographic areas	11,498	11,590	23,415

	172,774	147,130	330,713

Asia	49,543	58,985	107,857
Intra-group sales and transfer between geographic areas	38,866	46,484	74,419

	88,409	105,469	182,276

Europe	72,979	74,962	151,525
Intra-group sales and transfer between geographic areas	15,085	15,868	29,666

	88,064	90,830	181,191

Others	6,907	8,840	13,682
Intra-group sales and transfer between geographic areas	4,266	3,494	8,269

	11,173	12,334	21,951

Adjustments and eliminations	(193,929)	(211,774)	(380,085)

	¥517,003	¥518,378	¥1,069,770

Operating profit:
Japan	¥30,145	¥39,424	¥75,384
United States of America	4,640	(4,694)	4,189
Asia	5,668	3,094	10,368
Europe	(4,268)	(14,296)	(9,595)
Others	356	416	842

	36,541	23,944	81,188
Adjustments and eliminations	(1,656)	(3,506)	(2,861)

	34,885	20,438	78,327

Corporate	(2,467)	2,960	(5,382)
Equity in earnings of affiliates and unconsolidated subsidiaries	1,175	1,729	3,092

Income before income taxes	¥33,593	¥25,127	¥76,037

11. Earnings Per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations are as follows:

	Yen in millions and shares in thousands, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
Income before cumulative effect of change in accounting principles	¥19,383	¥15,754	¥43,421
Cumulative effect of change in accounting principle	(2,256)	—	(2,256)

Net income	17,127	15,754	41,165

Basic earnings per share:
Income before cumulative effect of change in accounting principle	103.27	84.79	233.02
Cumulative effect of change in accounting principle	(12.02)	—	(12.11)

Net income	91.25	84.79	220.91

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	103.22	84.79	232.97
Cumulative effect of change in accounting principle	(12.01)	—	(12.11)

Net income	91.21	84.79	220.86

Basic weighted average number of shares outstanding:	187,694	185,803	186,338

Dilutive effect of stock options	86	—	44
Diluted weighted average number of shares outstanding	187,780	185,803	186,382

Stockholders’ equity to per share	5,475.85	5,826.70	5,425.37

12. Supplemental Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
Cash paid during the period for:
Interest	¥1,755	¥1,632	¥3,230
Income taxes	19,312	26,699	32,012
Acquisitions of businesses:
Fair value of assets acquired	¥32,015	¥47,510	¥32,015
Fair value of liabilities assumed	(22,584)	(19,086)	(22,584)
Investments accounted for by equity method	—	(4,600)	—
Stock issuance for acquisition	(9,381)	(15,132)	(9,381)
Cash acquired	(4,108)	(13,827)	(4,108)

	¥(4,058)	¥(5,135)	¥(4,058)

13. Subsequent Events

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law,” on December 16, 2002, Kyocera Corporation was approved by the Ministry of the Health, Labor and Welfare in Japan for the exemption from the obligation for benefits related to future employee service under the substitutional portion. On December 1, 2003, Kyocera Corporation was granted final approval for separation of the remaining substitutional portion (that amount earned by past services). Kyocera Corporation is currently taking a procedure of transferring to the government the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of its pension fund. Certain domestic subsidiaries will also go through the same procedure as Kyocera Corporation after obtaining the approval by the government for separation of the remaining substitutional portion. Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. Kyocera is currently assessing its impact on Kyocera’s operating result, however, Kyocera has not yet been informed the dates of the completion by the government.

Kyocera Chemical Corporation (formerly Toshiba Chemical Corporation) offered its withdrawal from Toshiba Employee Pension Funds and its impact on Kyocera’s operating result is currently being assessed.

2.NON-CONSOLIDATED FINANCIAL STATEMENTS

< BALANCE SHEET >

	Yen in millions
	September 30,		September 30,		March 31,
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥184,843		¥203,935		¥208,418
Trade notes receivable	41,814		47,230		47,526
Trade accounts receivable	78,313		81,105		74,155
Marketable securities	14,199		3,660		14,649
Finished goods and merchandise	27,419		20,234		21,829
Raw materials	17,801		22,370		19,413
Work in process	19,406		19,839		19,838
Supplies	560		579		525
Deferred income taxes	30,378		27,535		28,592
Short-term loans	6,549		5,136		4,036
Other accounts receivable	3,206		3,306		2,737
Other current assets	779		1,591		1,191
Less allowances for doubtful accounts	(247)		(137)		(26)

Total current assets	425,025	38.7	436,383	34.9	442,887	40.5

Non-current assets :
Tangible fixed assets :
Buildings	40,949		38,291		38,924
Structures	2,577		2,358		2,451
Machinery and equipment	41,121		37,570		36,012
Vehicles	30		28		28
Tools, furniture and fixtures	9,013		9,832		9,016
Land	30,386		31,979		30,386
Construction in progress	610		629		650

Total tangible fixed assets	124,690	11.4	120,687	9.6	117,472	10.7

Intangible assets :
Patent rights and others	3,278		3,264		2,576

Total intangible assets	3,278	0.3	3,264	0.3	2,576	0.2

Investments and other assets :
Investments in securities	295,568		412,115		288,341
Investments in subsidiaries and affiliates	210,462		242,219		206,736
Investments in subsidiaries and affiliates other than equity securities	23,605		25,686		24,388
Long-term loans	12,334		7,898		10,456
Long-term prepaid expenses	4,336		5,726		3,935
Guarantee money	2,369		2,270		2,321
Other investments	3,007		2,156		2,537
Less allowances for doubtful accounts	(1,465)		(1,034)		(1,030)
Less allowances for losses on investments	(5,950)		(5,950)		(5,950)

Total investments and other assets	544,268	49.6	691,086	55.2	531,736	48.6

Total non-current assets	672,238	61.3	815,037	65.1	651,785	59.5

Total assets	¥1,097,263	100.0	¥1,251,420	100.0	¥1,094,672	100.0

	Yen in millions
	September 30,		September 30,		March 31,
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade notes payable	¥688		—		—
Trade accounts payable	44,818		¥50,747		¥50,766
Other payables	65,862		54,313		63,600
Accrued expenses	6,892		6,947		7,571
Accrued income taxes	7,700		7,300		8,500
Deposits received	2,971		2,247		2,722
Accured bonuses	11,000		10,520		10,900
Provision for warranties	467		673		778
Provision for sales returns	247		169		217
Other notes payable	76		—		—
Other current liabilities	285		76		201

Total current liabilities	141,010	12.9	132,992	10.7	145,257	13.3

Non-current liabilities :
Deferred income taxes	19,450		69,757		15,154
Accrued pension and severance costs	72,435		66,945		67,596
Directors’ retirement allowance	1,122		921		1,176
Other non-current liabilities	340		347		341

Total non-current liabilities	93,348	8.5	137,970	11.0	84,267	7.7

Total liabilities	234,358	21.4	270,962	21.7	229,525	21.0

Stockholder’s equity
Common stock	115,703	10.5	115,703	9.2	115,703	10.5
Additional paid-in capital	185,838	16.9	192,555	15.4	185,838	17.0

Retained earnings:
Legal reserves	17,206		17,207		17,206
General reserve	476,276		493,520		476,276
Unappropriated retained earnings	16,339		22,712		29,421

Total retained earnings	509,822	46.5	533,439	42.6	522,904	47.8

Net unrealized valuation gain on other securities	103,099	9.4	170,104	13.6	92,735	8.5

Common stock in treasury, at cost	(51,559)	(4.7)	(31,343)	(2.5)	(52,033)	(4.8)

Total stockholders’ equity	862,904	78.6	980,458	78.3	865,147	79.0

Total liabilities and stockholders’ equity	¥1,097,263	100.0	¥1,251,420	100.0	¥1,094,672	100.0

< STATEMENTS OF INCOME >

	Yen in millions
	Six months ended September 30,				Year ended March 31,
	2002		2003		2003
	Amount	%	Amount	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥227,798	100.0	¥237,808	100.0	¥482,834	100.0
Cost of sales	180,896	79.4	187,351	78.8	374,225	77.5

Gross profit	46,902	20.6	50,457	21.2	108,609	22.5

Selling, general and administrative expenses	31,966	14.0	32,885	13.8	66,201	13.7

Profit from operations	14,936	6.6	17,572	7.4	42,407	8.8

Non-operating income and expenses :
Non-operating income	6,370	2.8	10,387	4.4	19,577	4.0
Non-operating expenses	6,350	2.8	1,783	0.8	7,300	1.5

Recurring profit	14,956	6.6	26,176	11.0	54,685	11.3

Non-recurring gain and loss :
Non-recurring gain	6,311	2.7	204	0.1	7,230	1.5
Non-recurring loss	6,636	2.9	506	0.2	13,339	2.7

Income before income taxes	14,632	6.4	25,874	10.9	48,576	10.1
Income taxes – current	5,440	2.4	7,820	3.3	13,046	2.7
Income taxes – deferred	(99)	(0.1)	1,895	0.8	7,605	1.6

Net income	9,291	4.1	16,159	6.8	27,923	5.8

Unappropriated retained earnings brought forward from the previous year	7,048		6,553		7,048
Net realized loss on treasury stock, at cost	0		—		0
Interim dividends	—		—		5,550

Unappropriated retained earnings at end of period	¥16,339		¥22,712		¥29,421

1.	Summary of significant accounting policies :

	(1)	Valuation of securities :
		Held-to-maturity securities :	Amortized cost method
		Investments in subsidiaries and affiliates :	Cost determined by the moving average method
Other securities
		Marketable :	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
		Non-marketable :	Cost determined by the moving average method

	(2)	Valuation of derivatives instruments : Mark-to-market method

	(3)	Valuation of inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

	(4)	Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

		Building and structures	2 to 25 years
		Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

	(5)	Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on securities :

Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees (18 years) by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees (18 years) by using the straight-line method following the year incurred.

	(6)	Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

	(7)	Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

	(8)	Consumption taxes are separately identified from each transaction.

2. Notes to the balance sheets :

	Yen in millions
	September 30, 2002	September 30, 2003	March 31, 2003
(1) Accumulated depreciation of tangible fixed assets	¥302,450	¥309,323	¥312,256
(2) Time deposit pledged as collateral	¥57,504	¥54,121	¥56,368
(3) Discounted trade notes receivable	¥31	—	¥16
(4) Guarantee	¥42,449	¥75,554	¥22,844

3. Notes to the statements of income :

(1) Major items in non-operating income and expenses and non-recurring gain and loss :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
1) Non-operating income :
Interest and dividend income	¥4,469	¥8,031	¥13,472

2) Non-operating expenses :
Interest expense	¥1	¥2	¥19
Foreign currency transaction losses, net	5,128	273	4,650

3) Non-recurring gain :
Gain on disposal of tangible fixed assets	¥148	¥204	¥365
Reversal of allowance for doubtful accounts	5,999	0	6,651

4) Non-recurring loss :
Loss on disposal of tangible fixed assets	¥422	¥472	¥1,205
Loss on devaluation of investment in securities	194	27	6,180
Provision for losses on investment in subsidiary	5,950	—	5,950

(2) Depreciation and amortization :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2002	2003	2003
Tangible fixed assets	¥13,443	¥11,911	¥28,457
Intangible assets	1,056	834	2,168

4. Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	Carryng Amount	Market value	Difference
Investment in subsidiaries	¥57,174	¥176,929	¥119,755
Investment in affiliates	6,541	21,322	14,781

Independent Accountants Report

December 20, 2002

Mr. Yasuo Nishiguchi

President

Kyocera Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kouzu, Partner and CPA

Minamoto Nakamura, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation for the interim accounting period (from April 1, 2002 to September 30, 2002) of the fiscal year from April 1, 2002 to March 31, 2003, included in “Accounting Information” section, to provide our opinion in accordance with the article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted Interim Auditing Standards and have carried out the procedures that should normally be performed during the course of an interim audit. In accordance with the section 2 of the Interim Auditing Procedures for Interim Financial Statements, we have omitted certain auditing procedures that would normally be applied in an audit of annual financial statements. In respect of the accounts of the consolidated subsidiaries and the affiliates, we have carried out procedures principally consisting of analytical procedures, inquiries of company personnel and review of significant documents in accordance with the section 3 of the Interim Auditing Procedures for Interim Financial Statements.

As a result of our “review”, the accounting standards and procedures applied by the Company and its consolidated subsidiaries are in conformity with the generally accepted accounting principles for the preparation of interim consolidated financial statements (refer to note 1 of the interim consolidated financial statements) and are consistent with the basis applied in the previous fiscal year, and that the disclosures within the interim consolidated financial statements have been prepared in accordance with the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24, 1999)”.

Accordingly, in our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2002 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2002 to September 30, 2002).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

(NOTE)

As noted in note 2 of the interim consolidated financial statements, the Company adopted statements of Financial Accounting Standards No.141 “Business Combination” and No.142 “Goodwill and Other Intangible Assets” from this interim period.

Report of Independent Auditors

December 12, 2003

To the Board of Directors

Kyocera Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kouzu, Partner and CPA

Minamoto Nakamura, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2003 to September 30, 2003) of the fiscal year from April 1, 2003 to March 31, 2004, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2003 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2003 to September 30, 2003) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.